United States securities and exchange commission logo





                            January 25, 2021

       Gregory Rustowicz
       Vice President Finance and Chief Financial Officer
       Columbus McKinnon Corporation
       205 Crosspoint Parkway
       Getzville, NY 14068

                                                        Re: Columbus McKinnon
Corporation
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2020
                                                            Filed May 27, 2020
                                                            Form 8-K furnished
May 27, 2020
                                                            Form 8-K furnished
October 29, 2020
                                                            File No. 001-34362

       Dear Mr. Rustowicz:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2020

       Notes to Consolidated Financial Statements
       Note 13. Pension and Other Benefit Plans, page 62

   1. We note you provide information about all of your defined benefit pension plans in the aggregate; however, we
also note that you acquired several foreign plans in your
                                                        acquisition of STAHL.
Please tell us what consideration was given to separately
                                                        presenting information
for your U.S. and foreign plans. Refer to ASC 715-20-50-4.
 Gregory Rustowicz
FirstName  LastNameGregory Rustowicz
Columbus McKinnon   Corporation
Comapany
January 25,NameColumbus
            2021         McKinnon Corporation
January
Page 2 25, 2021 Page 2
FirstName LastName
Form 8-K furnished May 27, 2020

Exhibit 99.1, page 1

2. We note several instances where you include a non-GAAP margin without providing the
         GAAP margin with greater prominence. For example, you disclose Adjusted EBITDA margin, Adjusted gross margin and Adjusted operating margin, but have not disclosed the corresponding GAAP margins. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.
         Similar concerns apply to subsequent earnings releases on Form 8-K.
3. We note your presentation of return on invested capital (ROIC). It appears, based on information provided in Exhibit 99.2, that ROIC is a non-GAAP measure. Please revise to provide a description of the measure, label it as a non-GAAP measure, and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.
Form 8-K furnished October 29, 2020

Exhibit 99.1, page 2

4. We note your disclosure of "decremental adjusted operating income leverage." Please revise to provide a description of this measure, label it as a non-GAAP measure, and provide the disclosures required by Item 10(e)(1)(i) of Regulation
S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Chris
Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology